                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 11-K


                                  (Mark one)
                  (X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

            For the fiscal year (52 weeks) ended December 31, 1994

                                      OR

                ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the transition period from        to

                         Commission file number 1-5084


                       TASTY BAKING COMPANY THRIFT PLAN
                           2801 Hunting Park Avenue
                       Philadelphia, Pennsylvania 19129
(Full title of the plan and the address of the plan, if different from that of the issuer named below)


                             TASTY BAKING COMPANY
                           2801 Hunting Park Avenue
                       Philadelphia, Pennsylvania 19129
(Name of issuer of the securities held pursuant to the Plan and the address of the principal executive offices of Tasty Baking Company)

                             TASTY BAKING COMPANY
                             --------------------

                                  THRIFT PLAN
                                  -----------





                       REPORT ON AUDITS OF STATEMENTS OF

                    NET ASSETS AVAILABLE FOR PLAN BENEFITS

            as of December 31, 1994 and January 1, 1994 and related

                      STATEMENTS OF CHANGES IN NET ASSETS

                          AVAILABLE FOR PLAN BENEFITS

         for the fiscal years ended December 31, 1994, January 1, 1994 and December 26, 1992 and Supplemental Schedules as of

             December 31, 1994 and for the fiscal year then ended.

                       TASTY BAKING COMPANY THRIFT PLAN
                       --------------------------------

           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
           --------------------------------------------------------

                                ______________

                                                               Pages
                                                               -----
Report of Independent Accountants                                2


Financial Statements:

   Statements of Net Assets Available for Plan Benefits
      as of December 31, 1994 and January 1, 1994              3-4

   Statements of Changes in Net Assets Available for Plan
      Benefits for the fiscal years ended December 31, 1994,
      January 1, 1994 and December 26, 1992                    5-7

   Notes to Financial Statements                              8-14

Supplemental Schedules:

   Assets Held for Investment Purposes at December 31, 1994  27(a)*


   Schedule of Reportable Transactions -
      Transactions or Series of Transactions Involving
      Amounts in Excess of 5% of the Current Value
      of Plan Assets for the fiscal year ended
      December 31, 1994                                      27(d)*


   *  Refers to item numbers in Form 5500 (Annual Return/
      Report of Employee Benefit Plan) for plan year ended
      December 31, 1994, which material is incorporated herein by reference.

                       REPORT OF INDEPENDENT ACCOUNTANTS
                       ---------------------------------

To the Tasty Baking Company
Board of Directors:

          We have audited the financial statements and supplemental schedules of the Tasty Baking Company Thrift Plan as listed in the accompanying index on page
1. These financial statements and supplemental schedules are the responsibility of the Thrift Plan Committee of the Tasty Baking Company Board of Directors (the Committee). Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1994 and January 1, 1994, and the changes in net assets available for plan benefits for each of the three fiscal years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

          Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying index on page 1, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


COOPERS & LYBRAND L.L.P.
2400 Eleven Penn Center
Philadelphia, PA
April 7, 1995

                        TASTY BAKING COMPANY THRIFT PLAN
              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                               DECEMBER 31, 1994

                             ---------------------

                                                                         Employer Contributions               Employee Contributions
                                                                       ---------------------------------      ----------------------
                                                                        Tasty Baking          PrimeSource     Tasty Baking
                                                                        Company               Corporation     Company
                                                       Total            Common Stock          Common Stock    Common Stock
                                                    ------------        ------------          ------------    ------------
Investments at current  value:
Tasty Baking Company, Common Stock:

     Shares            Cost
     ------            ----
    395,702          $3,526,158                      $5,193,589           $5,193,589
     31,216            $273,200                         409,710                                                      $409,710

   PrimeSource Corporation, Common Stock:

    Shares             Cost
    ------             ----
     221,143         $1,742,315                       2,100,858                                 $2,100,858
      16,371           $119,963                         155,525

  Various Guaranteed Investment Contracts
    (cost $4,746,766)                                 4,746,766

  Equitable Life Assurance Society of the
  United States - Common Stock Account
    (cost $730,998)                                   1,262,024

  Money Market (cost $4,596,115)                      4,596,115               36,399                                    5,384
                                                     ----------            ---------             ---------            -------
Net assets available for plan benefits              $18,464,587           $5,229,988            $2,100,858           $415,094
                                                     ==========            =========             =========            =======

                                                                             Employee Contributions
                                                    ------------------------------------------------------------------------
                                                                                  Various                Equitable Life
                                                    PrimeSource                  Guaranteed             Assurance Society
                                                    Corporation                  Investment            of the United States
                                                    Common Stock                 Contracts             Common Stock  Account
                                                    ------------                 ----------            ---------------------
Investments at current  value:
Tasty Baking Company, Common Stock:

     Shares            Cost
     ------            ----
    395,702          $3,526,158
     31,216            $273,200

   PrimeSource Corporation, Common Stock:

    Shares             Cost
    ------             ----
     221,143         $1,742,315                       $155,525
      16,371           $119,963

  Various Guaranteed Investment Contracts
    (cost $4,746,766)                                                            $4,746,766

  Equitable Life Assurance Society of the
  United States - Common Stock Account
    (cost $730,998)                                                                                            $1,262,024

  Money Market (cost $4,596,115)                                                  4,544,219                        10,113
                                                       -------                    ---------                     ---------
Net assets available for plan benefits                $155,525                   $9,290,985                    $1,272,137
                                                       =======                    =========                     =========

           See accompanying notes to financial statements.

                       TASTY BAKING COMPANY THRIFT PLAN
             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                JANUARY 1, 1994

                              -------------------

                                                                         Employer Contributions              Employee Contributions
                                                                       -------------------------------       ----------------------
                                                                       Tasty Baking       PrimeSource        Tasty Baking
                                                                       Company            Corporation        Company
                                                     Total             Common Stock       Common Stock       Common Stock
                                                  -----------          ------------       ------------       ------------
 Investments at current value:
  Tasty Baking Company, Common Stock:

    Shares             Cost
    ------             ----
    519,324          $4,337,392                   $6,491,550           $6,491,550
     32,928            $251,856                      411,600                                                     $411,600

  PrimeSource Corporation Common Stock:

    Shares             Cost
    ------             ----
    331,846           $2,697,861                   3,650,306                                 $3,650,306
     21,364             $159,919                     235,004

  Various Guaranteed Investment Contracts
    (cost $9,104,225)                              9,104,225

  Equitable Life Assurance Society of the
  United States - Common Stock Account
    (cost $672,512)                                1,304,518

  Contributions receivable:
    Employers                                         32,877               32,877
    Participating employees                          109,181                                                        4,105

  Money Market (cost $1,448,643)                   1,448,643               29,205                                  26,624
                                                  ----------            ---------             ---------           -------
 Net assets available for plan benefits          $22,787,904           $6,553,632            $3,650,306          $442,329
                                                  ==========            =========             =========           =======

                                                                     Employee Contributions
                                                ------------------------------------------------------------------
                                                                          Various               Equitable Life
                                                PrimeSource              Guaranteed            Assurance Society
                                                Corporation              Investment           of the United States
                                                Common Stock             Contracts            Common Stock Account
                                                ------------             -----------          --------------------
 Investments at current value:
  Tasty Baking Company, Common Stock:

    Shares             Cost
    ------             ----
    519,324         $ 4,337,392
     32,928            $251,856

  PrimeSource Corporation Common Stock:

    Shares             Cost
    ------             ----
    331,846          $ 2,697,861                 $235,004
     21,364             $159,919

  Various Guaranteed Investment Contracts
    (cost $9,104,225)                                                  $9,104,225

  Equitable Life Assurance Society of the
  United States - Common Stock Account
    (cost $672,512)                                                                               $1,304,518

  Contributions receivable:
    Employers
    Participating employees                                                87,628                     17,448

  Money Market (cost $1,448,643)                                          920,382                    472,432
                                                  -------              ----------                  ---------
 Net assets available for plan benefits          $235,004             $10,112,235                 $1,794,398
                                                  =======              ==========                  =========

               See accompanying notes to financial statements.

                        TASTY BAKING COMPANY THRIFT PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994
                         _____________________________

                                              Employer Contributions                        Employee Contributions
                                           --------------------------  ------------------------------------------------------------
                                                                                                    Various       Equitable Life
                                           Tasty Baking  PrimeSource   Tasty Baking  PrimeSource   Guaranteed   Assurance Society
                                           Company       Corporation   Company       Corporation   Investment  of the United States
                                 Total     Common Stock  Common Stock  Common Stock  Common Stock  Contracts   Common Stock Account
                             ------------  ------------  ------------  ------------  ------------  ----------  --------------------
Additions:
  Investment income:
    Cash dividends           $   328,449    $   201,398  $   103,817    $ 15,472       $  7,762
    Interest                     584,799          2,180                      437                  $   581,912      $      270
    Other                         12,604                                                                               12,604

  Other transfers                               103,431     (103,431)      7,478         (7,478)       (7,203)          7,203

  Net appreciation
   (depreciation)
    of investments               (99,742)       254,462     (316,107)     19,104        (23,493)                      (33,708)

  Contributions:
    Employer                     367,246        367,246
    Participating employees    1,230,230                                  45,499                    1,007,996         176,735
                              ----------     ----------   ----------     -------        -------   -----------       ---------
     Sub-total                 2,423,586        928,717     (315,721)     87,990        (23,209)    1,582,705         163,104

Deductions:
  Transfer to P&J
   (PrimeSource
    Corporation) 401(k)
     plan (1)                  3,182,477        726,214      399,736      55,660         28,512     1,490,652         481,703
  Distribution to
    participants (2)           3,564,426      1,526,147      833,991      59,565         27,758       913,303         203,662
                              ----------     ----------   ----------     -------        -------   -----------       ---------
     Total deductions          6,746,903      2,252,361    1,233,727     115,225         56,270     2,403,955         685,365
                              ----------     ----------   ----------     -------        -------   -----------       ---------

Net decrease in net assets
  available for plan
   benefits                   (4,323,317)    (1,323,644)  (1,549,448)    (27,235)       (79,479)     (821,250)       (522,261)
                              ----------     ----------   ----------     -------        -------   -----------       ---------

Net assets available for
 plan benefits:
  January 2, 1994             22,787,904      6,553,632    3,650,306     442,329        235,004    10,112,235       1,794,398
                              ----------     ----------   ----------     -------        -------   -----------       ---------
  December 31, 1994          $18,464,587    $ 5,229,988  $ 2,100,858    $415,094       $155,525   $ 9,290,985      $1,272,137
                              ==========     ==========   ==========     =======        =======    ==========       =========

(1) See Note 7 of Notes To Financial Statements.
(2) Includes distributions of Tasty Baking Company stock and P&J (PrimeSource Corporation) stock amounting to $1,517,451 in connection with the merger of the Tasty Baking Company Employee Stock Ownership Plan and the Thrift Plan (see Note 5).

                See accompanying notes to financial statements.

                        TASTY BAKING COMPANY THRIFT PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                   FOR THE FISCAL YEAR ENDED JANUARY 1, 1994

                                             Employer Contributions                        Employee Contributions
                                           --------------------------  ------------------------------------------------------------
                                                                                                    Various       Equitable Life
                                           Tasty Baking  PrimeSource   Tasty Baking  PrimeSource   Guaranteed   Assurance Society
                                           Company       Corporation   Company       Corporation   Investment  of the United States
                                Total      Common Stock  Common Stock  Common Stock  Common Stock  Contracts   Common Stock Account
                             ------------  ------------  ------------  ------------  ------------  ----------  --------------------
Additions:
  Investment income:
    Cash dividends           $   265,245   $   194,377    $   45,225   $  20,824      $    4,819
    Interest                     616,428         1,797                       302                   $   614,281      $       48
    Other                         17,578                                                                                17,578

  P&J (PrimeSource
    Corporation) Spin-off
    Distribution market
    valuation adjustment at
    first closing date after
    date of distribution (1)     181,552    (2,461,769)    2,625,883    (261,698)        279,136

  Merged assets from Employee
    Stock Ownership Plan (at
    market), effective
    January 1, 1994 (2)        3,933,724     2,483,088     1,450,636

  Other transfers                               45,176       (45,176)      4,805          (4,805)      (80,618)         80,618

  Net appreciation
    (depreciation)
    of investments               655,562       746,872      (403,477)     83,336         (42,917)                      271,748

  Contributions:
    Employers                    431,757       431,757
    Participating employees    1,497,792                                  54,937                     1,207,273         235,582
                              ----------     ---------     ---------     -------        --------    ----------       ---------

                               7,599,638     1,441,298     3,673,091     (97,494)        236,233     1,740,936         605,574
Deductions:
  Distribution to
  participants                   927,441       335,985        22,785      38,987           1,229       465,592          62,863
                              ----------     ---------     ---------     -------        --------    ----------       ---------

Net increase (decrease) in
  net assets available for
  plan benefits                6,672,197     1,105,313     3,650,306    (136,481)        235,004     1,275,344         542,711

Net assets available for
  plan benefits:
  December 26, 1992           16,115,707     5,448,319                   578,810                     8,836,891       1,251,687
                              ----------     ---------     ---------     -------        --------    ----------       ---------
  January 1, 1994            $22,787,904    $6,553,632    $3,650,306    $442,329       $ 235,004   $10,112,235      $1,794,398
                              ==========     =========     =========     =======        ========    ==========       =========

(1) Each shareholder of record of Tasty Baking Company (TBC) common stock as of the close of business on July 21, 1993 was entitled to receive two (2) shares of P&J (PrimeSource Corporation) common stock for each three (3) shares of TBC common stock then held. The original cost basis of the TBC common stock was apportioned between the TBC common stock and the P&J (PrimeSource Corporation) common stock in proportion to their respective fair market values after the distribution date (August 5, 1993).

(2) Effective January 1, 1994, the Tasty Baking Company Employee Stock Ownership Plan was merged into the Tasty Baking Company Thrift Plan.

                See accompanying notes to financial statements.

                        TASTY BAKING COMPANY THRIFT PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                  FOR THE FISCAL YEAR ENDED DECEMBER 26, 1992

                                                          Employer
                                                        Contributions              Employee Contributions
                                                        -------------  ---------------------------------------------
                                                                                      Various      Equitable Life
                                                        Tasty Baking  Tasty Baking  Guaranteed   Assurance Society
                                                          Company       Company     Investment  of the United States
                                              Total     Common Stock  Common Stock  Contracts   Common Stock Account
                                           -----------  ------------  ------------  ----------  --------------------
Additions:
  Investment income:
    Cash dividends                         $   249,019    $  225,136    $ 23,883
    Interest                                   597,272         2,076         232    $  594,715      $      249
    Other                                       13,710                                                  13,710

  Transfers                                                                             31,660         (31,660)

  Net appreciation (depreciation)
    of investments                             195,740       180,731      20,060                        (5,051)

  Contributions:
    Employer                                   432,486       432,486
    Participating employees                  1,424,119                    53,955     1,187,856         182,308
                                            ----------     ---------     -------     ---------       ---------

                                             2,912,346       840,429      98,130     1,814,231         159,556
Deductions:
  Distribution to participants                 825,246       187,044      25,984       395,916         216,302
                                            ----------     ---------     -------     ---------       ---------

Net increase (decrease) in net assets
  available for plan benefits                2,087,100       653,385      72,146     1,418,315         (56,746)

Net assets available for plan benefits:
  December 28, 1991                         14,028,607     4,794,934     506,664     7,418,576       1,308,433
                                            ----------     ---------     -------     ---------       ---------

  December 26, 1992                        $16,115,707    $5,448,319    $578,810    $8,836,891      $1,251,687
                                            ==========     =========     =======     =========       =========

              See accompanying notes to the financial statements.

                       TASTY BAKING COMPANY THRIFT PLAN

                         NOTES TO FINANCIAL STATEMENTS

                                ________________

 1.  General Description of Plan:
     ---------------------------

     The Tasty Baking Company Thrift Plan (the Plan) is a defined contribution plan under which all employees of Tasty Baking Company who meet certain service requirements are eligible to participate.

     For allocations, benefits and vesting provisions as well as any other questions, Plan participants should refer to the Plan document.

     While Tasty Baking Company has not expressed any intent to discontinue the Plan, it is free to do so at any time, subject to penalties set forth in the Employee Retirement Income Security Act of 1974 (ERISA). In the event such discontinuance resulted in the termination of the Plan, the net assets of the Plan would be distributed to Plan participants and beneficiaries in proportion to their respective account balances.

     On August 1, 1993, Tasty Baking Company (TBC) distributed in the form of a tax-free dividend to its shareholders all of the issued and outstanding common stock of its wholly-owned subsidiary, Phillips & Jacobs, Incorporated (P&J). Each shareholder of record of TBC common stock was entitled to receive two (2) shares of P&J common stock for each three (3) shares of TBC common stock then held. As of a result of the distribution, each company operates as an independently publicly traded company. Subsequently, on September 1, 1994, P&J shareholders approved the merger of P&J and Momentum Corporation. As a result of this transaction, in which Momentum merged into P&J, the name was changed to PrimeSource Corporation.

     During Plan years ended January 1, 1994 and December 26, 1992, eligible employees of P&J participated in the Plan. Effective January 1, 1994, all P&J participants were terminated from the Plan as a result of the spin-off of P&J in 1993. A transfer of their Plan assets was made in the current year to the P&J 401(k) Savings Plan (See Note 7).

     Accounting Period:
     -----------------

     The Plan operates under a 52-53 week fiscal year.

 2.  Summary of Significant Accounting Policies:
     ------------------------------------------

     Investment Valuation:
     --------------------

     Investments are stated at current value. The value of Common Stock of Tasty Baking Company and PrimeSource Corporation is determined based upon the bid price of the stock on the AMEX and NASDAQ exchanges, respectively, on the last day of trading of the Plan year. The various Guaranteed Investment Contracts, which are managed by Capitoline Investment Services, Inc., are backed by major insurance companies. The current value of the contracts is equivalent to cost (see Note 4). The current value of the Equitable Common Stock Account (pooled separate account) is based on the net asset value per share of the Common Stock Account as determined by Equitable Life Assurance Society of the United States (Equitable) as of the end of the Plan year.

     Contributions:
     -------------

     Under the Plan, employee contributions consist of basic contributions of up to $450 annually and supplemental contributions of up to 9% of an employee's annual base salary. The Company's contribution (employer portion) is equal to an amount not to exceed the lesser of $450 or 100% of the basic contributions made by each employee. Employee contributions are accrued based on payroll deductions authorized by the employees.

     Payment of Benefits:
     -------------------

     Benefits are recorded when paid.

     Other:
     -----

     Purchases and sales of investments in Tasty Baking Company Common Stock, PrimeSource Corporation common stock, the Guaranteed Investment Contracts, and units of the Equitable Common Stock Account are reflected on a trade-date basis. Gains and losses realized are based principally on specific identification. Plan investments are sold to satisfy participant withdrawal requests and, therefore, resultant gains or losses are recorded as withdrawals are made.

     Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

     The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the current value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

 3.  Investment Program:
     ------------------

     Prior to January 1, 1995, participants elected to have a portion of their contributions used to purchase various combinations of Tasty Baking Company Common Stock (maximum election 50% of basic contributions), interest in the various Guaranteed Investment Contracts (maximum election 100%), and interest in the Equitable Common Stock Account (maximum election 50%). In addition, the Plan has purchased Tasty Baking Company Common Stock in private, unsolicited transactions at prevailing market prices.

     The Plan had 957, 1,134 and 1,076 employee participants at December 31, 1994, January 1, 1994 and December 26, 1992, respectively. The number of employee participants under each investment program at December 31, 1994, January 1, 1994 and December 26, 1992 was as follows:


                                                   No. of Employees*
                                                   -----------------
                                                   1994   1993  1992
                                                   ----   ----  ----
     Equitable Life Assurance Society
      of the United States:
        Common Stock Account                         258    325   287

     Tasty Baking Company Common Stock               246    303   294

     PrimeSource Corporation
       Common Stock                                  246    303    -

     Guaranteed Investment Contract                  811    975   973

           *Employees may participate in more than one program.

     Effective January 1, 1995, the Company amended the Plan by adopting an IRC
     Section 401(k) prototype plan sponsored by the Dreyfus Corporation. Under the Plan, as amended, the Company's contributions will continue to be invested in Tasty Baking Company common stock and participants may choose from a selection of investment options for their contributions.

 4.  Guaranteed Investment Contracts as of December 31, 1994
     and January 1, 1994 consist of the following:
     --------------------------------------------

                                                    1994             1993
                                                Current Value    Current Value
                                                -------------    -------------

     General American Life Insurance Company
     3.45% (reset monthly; one month notice
     for maturity                                      -            $1,067,312

     Nationwide Life Insurance Company
     6.13% (reset quarterly; six month notice
     for  maturity)                                $1,159,749        1,100,395

     Life Insurance Company of Virginia
     7.58 % (reset monthly; six month notice
     for maturity)                                  1,107,565        1,045,008

     Hartford Life Insurance Company
     4.74% (reset semiannually)                        -             1,126,347

     Peoples Security Insurance Company
     7.54% (reset monthly; twelve month notice
     for maturity)                                  1,133,747        1,067,870

     Lincoln National Life Insurance Company
     8.56 % due 12/29/95                               -             1,188,651

     Sun Life Insurance Company of America
     8.60 % due 6/28/94                                -               636,030

     Sun Life Insurance Company of America
     8.60% due 12/28/94                                -               636,031

     Protective Life Insurance Company
     8.85% due 6/28/96                              1,345,705        1,236,581
                                                    ---------       ----------

                                                   $4,746,766       $9,104,225
                                                    =========        =========

 5.  Merger of Tasty Baking Company Employee Stock
     Ownership Plan and Thrift Plan:
     ------------------------------

     Effective January 1, 1994, the Tasty Baking Company Employee Stock Ownership Plan (ESOP) was merged into the Plan. Tasty Baking Company common stock (197,813 shares at $1,806,757 cost), P&J common stock (131,876 shares at $1,204,505 cost) and $10,425 cash were transferred and combined with the existing Tasty Baking Company Thrift Plan employer matching contribution account. In connection with the merger, the ESOP participants could elect to receive a distribution equivalent to their ESOP balances. On February 1, 1994, distributions in this regard were made amounting to $1,517,451 ($1,171,510 cost). The ESOP distributions consisted of Tasty Baking Company common stock (76,339 shares at $700,872 cost), P&J common stock (50,893 shares at $467,248 cost) and $3,390 cash.

 6.  Spin-off Distribution of P&J Common Stock:
     -----------------------------------------

     In 1993, Tasty Baking Company distributed to its shareholders all of the issued and outstanding shares of its wholly-owned subsidiary, P&J. Each shareholder of record received two shares of P&J common stock for every three shares of Tasty Baking Company common stock they owned. In connection with this distribution, the Tasty Baking Company Thrift Plan received 201,991 and 21,472 shares of P&J common stock related to the employer and employee stock accounts, respectively.

 7.  Asset Transfer to P&J 401(k) Savings Plan:
     -----------------------------------------

     On January 1, 1994, all participants who were employees of P&J were terminated from the Plan. In accordance with this termination, Plan assets aggregating $3,182,477, which consisted of 56,974 shares of Tasty Baking Company common stock, 36,063 shares of P&J common stock and cash of $1,985,081 were subsequently transferred on February 11, 1994 to the newly formed P&J 401(k) Savings Plan.

 8.  Withdrawals and Forfeitures:
     ---------------------------

     Participants who terminate from the Plan can elect to have distributed to them the full value in their respective accounts which includes their contributions (including supplemental contributions) and 100% of the employer contributions made on their behalf.

     ---------------------------

     Active participants may withdraw their monies saved up through 1987 twice a year without cause. All monies saved may be withdrawn (pre-1987 funds first) at any time but only for a hardship withdrawal as defined by IRS regulations. Once an active participant has been a Plan participant for five years, company contributions can be withdrawn on any Plan year-end date. Receipt of monies by an active participant in this regard causes no interruption to basic and supplemental contributions and company matching contributions are not penalized.

     On February 8, 1994, distributions, which were pending from the previous year, were made from participants' account balances amounting to $251,366 ($338,811 at market). Of this amount, $76,978 related to terminations from the Plan and $174,388 related to partial withdrawals by employees still participating in the Plan. In addition, distributions from transferred ESOP assets were made on February 1, 1994 as detailed in Note 5. Distributions from the asset transfer to the P&J 401(k) Savings Plan were made on February 11, 1994 as detailed in Note 7.

     At December 31, 1994, distributions were pending from participants' account balances totalling $1,622,449 at market. Of this amount, $1,233,743 related to terminations from the Plan, $8,574 related to emergency withdrawals and $380,132 related to partial withdrawals by employees still participating in the Plan.

 9.  Contributions:
     --------------

     The following is a schedule of employer and participating employee contributions:

                                        Tasty Baking
     Year Ended             Total          Company             P&J
     ----------             -----       ------------           ---

     December 31, 1994
     -----------------
     Employer             $  367,246     $  367,246              -
     Employee              1,230,230      1,230,230              -
                           ---------      ---------

     Total                $1,597,476     $1,597,476              -
                           =========      =========

     January 1, 1994
     ---------------
     Employer             $  431,757     $  370,760          $ 60,997
     Employee              1,497,792      1,208,013           289,779
                           ---------      ---------           -------

     Total                $1,929,549     $1,578,773          $350,776
                           =========      =========           =======

     December 26, 1992
     -----------------
     Employer             $  432,486     $  374,389          $ 58,097
     Employee              1,424,119      1,167,539           256,580
                           ---------      ---------           -------

     Total                $1,856,605     $1,541,928          $314,677
                           =========      =========           =======

10.  Federal Income Taxes:
     --------------------

     The United States Treasury has determined that the Plan, including all amendments constitutes a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from Federal income taxes under provisions of Section 501(a).

     On the basis of the present laws and regulations, a participant is not subject to income taxes on contributions made by the Company or on any earnings credited to his account prior to distribution by the Trustee. If a participant, prior to termination of employment or attaining age 59 1/2, withdraws earnings on his savings, or if he withdraws stock purchased with contributions made by his employer, the amount of earnings on his savings and the then current market value of such stock and earnings thereon are taxable as ordinary income. In general, if left with the Plan and distributed within one taxable year, upon attaining age 59 1/2 or termination of employment, the pro rata share of the taxable distribution attributable to years of participation after 1973 will be ordinary income. Employees, upon attaining age 59 1/2, who have been Plan participants for at least five taxable years before the taxable year of distribution and attained age 50 before January 1, 1986 can elect a 5-year or 10-year averaging method. The unrealized appreciation in value of the Company's stock distributed to participants is subject to tax when such securities are disposed of by the participants. A lump sum distribution received by an individual because of separation from service will not be subject to tax if property received in excess of the individual's after-tax contributions to the Plan is transferred to a qualified individual retirement account or annuity, or a qualified employee's trust or annuity plan within 60 days.

                   SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR

               INVESTMENT PURPOSES AT DECEMBER 31, 1994 PURSUANT

                     TO ITEM 27(a) ANNUAL RETURN/REPORT OF

                        EMPLOYEE BENEFIT PLAN FORM 5500

                        TASTY BAKING COMPANY THRIFT PLAN
                      Assets Held for Investment Purposes
                               December 31, 1994
                          __________________________

                                         c. Description of Investment
                                            Including Maturity Date
b. Identity of Issue, Borrower,             Rate of Interest, Collateral,                                   Current
   Lessor or Similar Party                  Par of Maturity Value                    d.       Cost       e.  Value
   ----------------------------             ------------------------------                 -----------     -----------
   Tasty Baking Company                     Common Stock                                  $ 3,799,358      $5,603,299
   PrimeSource Corporation                  Common Stock                                    1,862,278       2,256,383
                                                                                           ----------      ----------

                                                Subtotal - Common Stock                     5,661,636       7,859,682
                                                                                           ----------      ----------

   Nationwide Life Insurance Company        Guaranteed Investment Contract
                                              6.13% (six month notice for maturity)         1,159,749       1,159,749

   The Life Insurance Company
     of Virginia                            Guaranteed Investment Contract
                                              7.58% (six month notice for maturity)         1,107,565       1,107,565

   Peoples Security Insurance Company       Guaranteed Investment Contract
                                              7.54% (twelve month notice for maturity)      1,133,747       1,133,747

   Protective Life Insurance Company        Guaranteed Investment Contract
                                              8.85%  6/28/96                                1,345,705       1,345,705
                                                                                           ----------      ----------

                                                Subtotal - Guaranteed
                                                           Investment Contracts             4,746,766       4,746,766
                                                                                           ----------      ----------

   Equitable Life Assurance Society
     of the United States                   Common Stock Account                              730,998       1,262,024
                                                                                           ----------      ----------

   Meridian Asset Management, Inc.          Money Market                                    4,596,115       4,596,115
                                                                                           ----------      ----------

                                            Total                                         $15,735,515     $18,464,587
                                                                                           ==========      ==========

          SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS - TRANSACTIONS OR SERIES OF TRANSACTIONS INVOLVING AMOUNTS IN EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994 PURSUANT TO ITEM 27(d) ANNUAL RETURN/REPORT OF EMPLOYEE BENEFIT PLAN FORM 5500

                       TASTY BAKING COMPANY THRIFT PLAN

                      SCHEDULE OF REPORTABLE TRANSACTIONS

Transactions or Series of Transactions in Excess of 5% of the Current Value of
                                  Plan Assets

                  For the fiscal year ended December 31, 1994
- --------------------------------------------------------------------------------


             b. Description of
                Asset (Include                                                   f. Curent Value
a. Identity     Interest Rate                                                       of Asset on
   of Party     and Maturity in        c. Purchase     d. Selling     e. Cost of    Transaction
   Involved     Case of a Loan)            Price           Price          Asset         Date         g. Net Gain
   --------     ---------------           --------        -------        -------    ------------        --------


   Trust        Various Guaranteed
                Investment Contracts
                (Amount matured)              -         $5,134,035     $5,134,035    $5,134,035            -

                                  SIGNATURES
                                  ----------



Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee members who administer the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                          TASTY BAKING COMPANY THRIFT PLAN



                                          BY     /s/ Carl S. Watts
                                            -------------------------------
                                               Carl S. Watts for the
                                              Administrative Committee


Date:  June 26, 1995